

June 18, 2013

Via E-mail
Bradley S. Jacobs
Chief Executive Officer
XPO Logistics, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

>   **Re: XPO Logistics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 24, 2013**
>   **File No. 333-188848**

Dear Mr. Jacobs:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee Table

1. It appears from footnote (1) to the fee table that you contemplate offering units comprised of other securities offered under this registration statement. To the extent you intend to offer units, please identify units in the fee table and on the cover page of the prospectus as one of the securities to be offered. In addition, if you intend to register the offering of units, please have counsel revise Exhibit 5.1 to address the legality of the units.

Exhibit 5.1

2. Please have counsel remove the inappropriate limitation on reliance in the last paragraph on page 2. Purchasers of the securities in the offering are entitled to rely on the opinion.

3. Refer to section 10.08 of Exhibit 4.6 and section 11.08 of Exhibit 4.8. As the indentures pursuant to which the debt securities may be issued are governed by New York law, please have counsel revise the scope of its opinion to include New York law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
        Christina Russo
        Akerman Senterfitt